                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            NORTHSTAR NETWORK, INC.
                  --------------------------------------------
                 (Name of small business issuer in its charter)

                      (FORMERLY GLOBAL PRODUCTIONS, INC.)


     State of Washington                                          75-2848251
-------------------------------                                  -------------
(State or other jurisdiction of                                  (IRS Employer
 incorporation or organization)                                  I. D. Number)



17440 Dallas Parkway, Suite 100, Dallas, Texas                     75287
----------------------------------------------                   ----------
(Address of principal executive offices)                         (Zip Code)


                Issuer's telephone number, including area code:

                                 (972) 735-7827


       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


       Securities to be registered pursuant to Section 12(g) of the Act:


                  Title of Class - Common Stock, No Par Value

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Part I      Item 1            Description of Business                          3

            Item 2            Management's Discussion and Analysis of         13
                              Financial Condition and Plan of Operation

            Item 3            Description of Assets                           14

            Item 4            Security Ownership of Certain Beneficial        14
                              Owners and Management

            Item 5            Directors, Executive Officers, Promoters        15
                              and Control Persons

            Item 6            Executive Compensation                          18

            Item 7            Certain Relationships and Related Transactions  18

            Item 8            Description of Securities                       18

Part II     Item 1            Market Price and Dividends of the Registrant's  19
                              Common Equity and Other Shareholder Matters

            Item 2            Legal Proceedings                               19

            Item 3            Changes in and Disagreements with Accountants   20

            Item 4            Recent Sales of Unregistered Securities         20

            Item 5            Index of Exhibits                               20

Signatures                                                                    21

Part F/S    Financial Statements                                              22

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

(a) BRIEF OVERVIEW

NorthStar Network, Inc. (referred to as either "NorthStar" or the"Company") is a national Internet Service Provider (ISP) by virtue of the Company's contracts for access to more than 1800 Points of Presence (POPS) belonging to AT&T/IBM Network, Mega POP, Navinet, Level 3, and Split Rock. NorthStar's contracts allow its Internet clients access to the world wide web through local dial-up telephone numbers in designated cities throughout the United States. In addition to these contracted POPS, the Company operates POPS of its own in selected cities in Texas and Oklahoma. The company intends to expand the availability of its Internet access service by acquiring or developing additional POPS of its own to supplement the contracted POPS.

In addition to Internet access, the Company is engaged in other business activities relative to the Internet and Technology fields and intends to focus upon and expand these activities in the future as they become ancillary to the Company's ISP business. These extended activities include, web design, computer software development and sales, computer hardware sales, and providing Internet and intra-net consulting services to medium and large corporations seeking to out source certain highly specialized segments of their businesses.

As the Company grows, it will seek to expand its scope of operations internationally as opportunities may unfold.

(a) HISTORY

Eagle Mountain Mining, Inc. ("Eagle") was incorporated under the Washington Business Corporation Act in Spokane, Washington, USA, on May 24, 1979. The Company was organized to acquire and explore mining properties and generally to carry on any lawful business to promote the interest of the corporation. The Company's initial capitalization was fifty million (50,000,000) shares of no par value common stock. On July 5, 1988, Eagle, by action of its Board of Directors, increased the authorized shares of the Corporation's no par value common stock from fifty million (50,000,000) shares to one-hundred million (100,000,000) shares. At a Special Meeting of the Shareholders held on December 31, 1990, the Company amended its capitalization to 99,000,000 shares of common stock with no par value and 1,000,000 shares of preferred stock also with no par value in conjunction with changing its name to Global Productions, Inc. A 1 for 50 reverse stock split was approved on December 31, 1990 and the Company moved its headquarters to Dallas, Texas and changed its focus to energy and entertainment.

During 1991 the Company began to shift its focus primarily to entertainment projects and divest itself of its energy industry interests and the Company acquired certain rights to properties in Branson, Missouri for anticipated commercial development related to the entertainment industry.

In December 1994 the Company diversified its interests with the acquisition of coal mining properties in Arkansas. In June 1996 the Company entered into a joint venture agreement to attempt to continue the development of the Branson properties which were never completely developed and subsequently lost.

On December 28, 1998 the Company's Board of Directors approved the issuance of preferred stock with a stated value of $10.00. Approval was granted to the board of directors to change the name of the Corporation. At this same meeting the Company caused the issuance of 90,658 shares of its preferred stock to certain debtors to eliminate $906,584 in notes payable, accrued interest, accounts payable and accounts payable to shareholders. The preferred stock issued has an interest rate of 6% per annum.

On September 22, 1999 the Company acquired certain assets, including computer hardware and software and Internet accounts from an Internet service provider
(ISP), The North Star Network, Inc., a privately owned Texas corporation, in exchange for 17,000,000 shares of the Company's common stock. These shares were issued subsequent to a 1 for 3 reverse stock split of the common shares previously approved by the shareholders on December 28, 1998. Also, at the same shareholder meeting, shareholders authorized a corporate name change, and on September 22, 1999 the Board implemented the name change to NorthStar Network, Inc.

(c) INDUSTRY OVERVIEW

The Internet is a global network of multiple private and public networks that use standardized communication protocols to communicate with each other. The Internet was started in 1969 by the U.S. Department of Defense, Advanced Research Projects Agency (ARPANET), to enable scientists at universities to share information and to develop a secure network. Use of the Internet has grown rapidly since its initial commercialization in the early 1990's. International Data Corporation ("IDC"), a market research organization, has estimated that the number of Internet users worldwide will grow from approximately 68.7 million in1997 to approximately 319.8 million by the end of 2002, a compound annual growth rate of 36.0%. Consumers and companies in the United States have spearheaded adoption of the Internet as a communication and commerce medium. While other regions of the world have been slower to accept the Internet, its use is becoming a standard communications and business tool worldwide. The Internet has become an important communication and commercial medium and presents a significant opportunity for associations and businesses to interact in new and different ways with a larger number of members, customers, employees, suppliers and partners. As use of the Internet grows, associations and businesses are increasing the breadth and depth of their Internet product and service offerings. Pioneering Internet-based organizations have developed Internet products and services in areas such as finance, insurance, media, tourism, retail and advertising. Other organizations have begun to use the Internet for an expanding variety of applications, ranging from corporate or association publicity and advertising, to sales, distribution, customer service, employee training and communication with partners. Increasingly, Internet operations are becoming mission-critical for many of these enterprises. To ensure the reliability of their Internet operations, enterprises are requiring that these operations have high performance standards, scalability and expert management 24 hours a day, 7 days a week. Enterprises generally utilize two types of Internet services: connectivity and valued-added services.

Connectivity services provide access to the Internet, while value-added services consist of products such as Web design and hosting, electronic commerce services, and communication services that improve the internal and external operations of an enterprise. Internet connectivity and value-added services represent two of the fastest growing segments of the telecommunications services market. The availability of Internet access, the advancements in technologies required to navigate the Internet and the proliferation of content and applications available over the Internet have attracted a rapidly growing number of Internet users. The following table provides information about Internet usage in the United States.

                                              1995     1996     1997     2002E
                                             ------   ------   ------   ------
Internet users (millions)                       9.7     23.2     38.7    135.9
Population (millions)                         263.0    265.4    267.9    279.5
Internet users as a percent of population       3.7%     8.7%    14.4%    48.6%
PCs with internet access                       11.5%    23.8%    36.3%    84.3%

Source: IDC Corporation: population and Internet users as a percent of population are based upon population figures provided by the U.S. Bureau of the Census.

The Internet service provider market is segmented into large national or multi-national providers with large high speed networks and regional or local ISP's who enlist subscribers under their own names but typically rely upon the larger providers for Internet access. The largest providers, like AT&T, have what are referred to as "tier one" networks, which exchange Internet traffic cost-free, at multiple public peering points, as well as through private peering arrangements. As the number of ISP's has grown, the requirements to become a tier one network have increased, resulting in a higher barrier to achieving tier one provider status. Regional and local ISP's typically purchase access to the Internet, and invest in equipment and personnel necessary to provide products and services and customized hands-on support, and bear the cost of marketing. Since regional and local ISP's often have limited financial resources, the range of products and services which they offer is often limited.

(d) THE COMPANY

NorthStar is an Internet Service Provider (ISP) which offers a variety of specialized, technical support services, both hardware and software, to its client base in addition to the ISP services typically provided by an ISP, whether national such as AOL, Compuserve, Prodigy, etc., or by the literally hundreds of "local" ISP's operating in cities and towns throughout America.

NorthStar offers a variety of Internet services including connectivity, electronic mail services, electronic commerce services, Web hosting and Web site design. The Company intends to develop a broader range of value added solutions and services independently, through acquisitions and through strategic relationships with providers. NorthStar offers both analog and ISDN dial-up Internet access at speeds up to128 Kilobytes per second ("Kbps"). The Company provide this access at local telephone rates by means of approximately 1800 POPs in the AT&T Network, Megapop Network, and others which are located throughout the United States and part of Canada. NorthStar also offers frame relay dedicated connectivity at speeds up to 56 Kbps. The Company's services accommodate connectivity requirements of Internet users ranging from the single user with a computer in his or her home to work groups and businesses with multiple users. NorthStar creates clear, concise and attractive Web sites that convey its customers' marketing messages. NorthStar provides Domain Name registration, places Website information in search engines, issues electronic press releases and tracks the detailed use of each site. The Company also offers co-linking of non-competing Websites, banner advertisements on Web sites and links to cyber malls, associations and groups. NorthStar's services permit hosting of multiple Web sites on a single server. The Company offers a series of shared server hosting plans that allow our customers to establish a sophisticated presence on the Internet, utilizing our equipment and expertise to deploy an effective Web site. Our Web hosting products include shared UNIX and NT offerings as well as dedicated services.

NorthStar provides on-going customer service and technical support to its clients from its service center at 600 South Elm Street, Denton, Texas. This center also supports the central billing system for NorthStar.

The Company's technical operation center is located at 120 N. Robinson, Suite 2716, Oklahoma City, Oklahoma 73102. This center houses the largest concentration of the Company's web servers, e-mail servers and ancillary support equipment and personnel, responsible for the company's access to the world wide web. The Oklahoma City office also serves as the hub for the company's corporate dedicated Internet service accounts, with sales, installation and technical support for those clients requiring "always connected" Internet service.

NorthStar employs a "direct sales" approach, which it operates from its corporate office in Dallas, as its primary method of attracting new ISP clients. This direct sales team, currently consisting of approximately 100 independent representatives who are either full or part time, are compensated by the company as independent contractors on performance basis. The Company intends to make every effort to expand this independent sales force as rapidly as possible within the operational and financial growth program consistent with the Company's expansion operation.

According to the list.com there are more than 7,900 ISP's in the United States. NorthStar believes that most are regional or local operations that have difficulty achieving profitability and who do not have the resources to offer a wide variety of products and services, nor do they have the experience or where-with-all to expand their marketing efforts. The Company sees these ISP's as additional expansion opportunities by inviting these other ISP's, generally smaller and located in lesser populated cities and towns, to join the NorthStar Network through NorthStar's Affiliate Program. In doing so, an ISP would be "acquired" by NorthStar and its operations incorporated into the NorthStar Network, in exchange for a revenue stream consisting of a share of the future revenues of the existing and future clients of the targeted ISP. The Company is finding its Affiliate Program to be attractive to many struggling ISP's in smaller cities where their client base is not sufficient to provide adequate profits, but which could, by combining operations and eliminating duplication of services, generate positive cash flow within the NorthStar Network while, at the same time, utilizing the NorthStar support system and services to expand its client base.

The Company is assembling a highly technical consulting team, to be known as The NorthStar Group, whose goal shall be to seek out corporations with specialized needs of an urgent nature, wishing to outsource some or all of its requirements on short term or long term basis. NorthStar has held extensive discussions with various individuals, partnerships and corporations, currently engaged in this arena of technical consultation, relative to their joining The NorthStar Group. One such team, headed by Daniel Sulzinger, a member of the Company's board of directors, has already reached a tentative agreement, subject to due diligence, to become a part of The NorthStar Group. The Company believes that this division can potentially become a primary profit center. Being supported, promoted and marketed by NorthStar's ISP divisions, The NorthStar Group can enjoy economic benefits not afforded to consulting competition in this highly specialized, technical and extremely competitive venue.

REGULATION

The Company's operations are not currently subject to direct regulation by governmental agencies other than regulations applicable to businesses generally. As use of the Internet continues to grow, jurisdictions in which NorthStar operates may adopt regulations relating to prices charged users, content, privacy, intellectual property protection, libel or other matters. If adopted, such regulations could significantly affect the results of the Company's operations.

RISK FACTORS

The Company's business is subject to a number of significant risk factors. Investors should consider carefully the risks described below and other information in this Form 10-SB. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that it may currently deem immaterial may also impair the Company's business operations. If any of the events identified in the following risk factors actually occur, they could materially adversely affect NorthStar's business, financial condition and results of operations. This Form 10-SB also contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risks identified below and elsewhere in this Form 10-SB. See "Information Regarding Forward-Looking Statements in Item 2 "Management Discussion and Analysis of Financial Condition and Plan of Operation".

The Company is likely to incur significant additional losses in the short and intermediate term. Even thereafter, the Company cannot be certain that it will achieve or sustain positive cash flow or profitability from its operations. Net losses and negative cash flow from operating activities are likely to occur longer than currently anticipated if:

    - the Company does not establish and maintain a customer base that generates sufficient revenue;
    - prices for the Company's products or services decline faster than anticipated;
    - the Company does not remain competitive in the innovation and quality of its products;
    - the Company does not attract and retain qualified personnel.

The Company's ability to achieve its objectives is subject to financial, competitive, regulatory, legal, technical and other factors, many of which are beyond the control of the Company. NorthStar's limited operating history makes it difficult to assess its past performance and future prospects. The investment community has limited historical operating and financial information on which to base their evaluation of the Company's performance and prospects. The Company is seeking to acquire new businesses and clients in an entirely new industry and have disposed of, or are in the process of disposing of, substantially all of the businesses in which NorthStar was engaged in prior years. This limits the comparability of the Company's operating and financial information from period to period.

The investment community should consider NorthStar's prospects in light of the substantial risks, expenses, uncertainties and difficulties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. Such risks include the possibility that:

    - the Company will be unable to increase and sustain levels of interest in its products and services by associations, membership marketing companies and ISPs;
    - the Company will fail to sell its products successfully through its direct sales force;
    - the Company's competitors will develop services or products similar or superior to its own;
    - market prices for the Company products and services will fall as a result of competition or other factors;
    - the Company will be unable to identify, attract, motivate and retain qualified personnel; and
    - the Company will fail to fully integrate with its existing operations the technology and operations of any of the businesses it may acquire.

NorthStar cannot be sure that it will be successful in addressing such risks, and the failure to do so could have a material adverse impact on its business, financial condition and results of operation. The Company is dependent on AT&T/IBM Network, Megapop, and other tier-one providers for access to the Internet. Its ability to offer end-user access to a tier one Internet network on an affordable basis is dependent upon its contractual relationship for access to AT&T/IBM Network, Megapop, and others, which charge NorthStar a fixed monthly fee for each end-user. This enables NorthStar to offer connectivity to tier one networks for which it pays only when end-users subscribe to its services. If these contracts were to be terminated, or if the terms were to be substantially amended, NorthStar might be required to enter into arrangements for bandwidth with others on less favorable terms. There is no assurance that the Company would be able to purchase connectivity on comparable terms and there is no assurance that it would be able to pass on additional costs to its customers. The Company's inability to obtain bandwidth on comparable terms could materially and adversely affect its business, financial condition and results of operations. NorthStar relies on others to market its products and services to end-users. The Company believes that it will derive the majority of its recurring revenues from subscription fees and fees for value added services paid by end-users of its products and services. The amount of those revenues is dependent upon the level of success achieved by the Company's Independent Representatives and Network Affiliates. Most of these contractual relationships were formed recently and have not yet generated substantial sales to end-users. Thus, NorthStar is not yet in a position to assess whether its products and services will gain acceptance among the targeted market of end users or whether this Independent Representatives and Network Affiliates will invest the resources necessary to market its products and services successfully. If sales to end-users do not meet Company expectations, NorthStar's business would be adversely affected and we would be required to develop alternate marketing and sales strategies.

THE COMPANY IS SUBJECT TO RISKS AS IT MAKES ACQUISITIONS AND ENGAGES IN STRATEGIC ALLIANCES. As part of NorthStar's business strategy, it may acquire, make investments in, or enter into strategic alliances with companies in complementary businesses, so as to optimize its market presence in the regions it presently serves and expands into other regions. In particular, NorthStar intends to acquire local and regional ISP's and e-commerce companies. Any such future acquisitions, investments or strategic alliances would involve risks, such as

    - incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities;
    - under estimating the difficulty of integrating the operations and personnel of newly acquired companies;
    - the potential disruption of our ongoing business, including possible diversions of resources and management;
    - the potential inability to maintain uniform standards, controls, procedures and policies; and
    - the threat of impairing relationships with employees and customers as a result of changes in management, control or ownership.

NorthStar cannot assure anyone that it will be successful in overcoming these risks. Moreover, it cannot be certain that any desired acquisition, investment or strategic alliance could be made in a timely manner or on terms and conditions acceptable to the Company. Neither can the Company assure others that it will be successful in identifying attractive acquisition candidates. NorthStar expects that competition for such acquisitions may be significant. Competition for Internet companies is based on a number of factors including price, terms and conditions, size, access to capital, and ability to offer cash, stock or other forms of consideration. The Company may compete with others who have similar acquisition strategies, many of whom may be larger and have greater financial and other resources than NorthStar has. An additional risk associated with acquisitions is that many attractive acquisition candidates do not have audited financial statements and have varying degrees of internal controls. Although the Company may believe that the available financial information for a particular business is reliable, NorthStar cannot guarantee that a subsequent audit would not reveal matters of significance, including with respect to liabilities, contingent or otherwise. The Company expects that, from time to time in the future, NorthStar will enter into acquisition agreements, the pro forma effect of which is not known and cannot be predicted.

THE COMPANY MAY HAVE DIFFICULTY MANAGING ITS POTENTIAL RAPID GROWTH. NorthStar's growth strategy has placed, and will continue to place, a significant strain on its customer support, sales and marketing, administrative resources, its network and operations and its management and billing systems. Such a strain on the Company's administrative and operational capabilities could adversely affect the quality of its services and its ability to collect revenues. To manage its growth effectively, NorthStar will have to enhance the efficiency of its operational support, other back office systems and financial systems and controls.

The Company cannot assure anyone that it will be able to maintain adequate internal operating, administrative and financial systems, and procedures and controls. Managing the Company's growth will become even more challenging as NorthStar expands its target markets and its product and service offerings. Promotion and enhancement of its products and services will depend largely on its success in continuing to provide high quality Internet communications services, solution and product support. NorthStar cannot guarantee that it will be able to maintain the highest levels of quality. If the Company is unable to do so or otherwise fails to promote and maintain its products or services, or if it incurs excessive expenses in an attempt to improve its services or promote and maintain its products, then its business, results of operations and financial condition could be materially and adversely affected. In addition, as NorthStar continues to grow it will have to expand and train its employee base to handle the increased volume and complexities of its business. NorthStar cannot assure anyone that it will be able to attract, train and manage sufficient personnel to keep pace with its growth.

SALES OF SHARES BY NORTHSTAR SHAREHOLDERS COULD DEPRESS THE COMPANY'S STOCK PRICE. The market price of NorthStar common stock could drop as a result of sales of a large number of its shares in the public market. The perception that such sales may occur could have the same effect. As the Company expands its scope of operations, it is likely that a large portion of such expansion and growth will be accomplished through acquisition of additional businesses. If so, it is also likely that at least a portion of any acquisition price might be in the form of common stock of the Company. Therefore, it is reasonable to assume that all or portions of such stock might be sold into the market as permitted by regulations, and any such sale of large blocks or small blocks, depending upon market conditions and volume, could conceivably depress the market value of NorthStar shares.

THE COMPANY IS SUBJECT TO SECURITY AND FRAUD RISKS. Despite its efforts to implement network security measures, such as limiting physical and network access to its computers, its Internet infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems caused by customers, employees or other Internet users. Computer viruses, break-ins or other disruptive or security problems could lead to interruptions, delays or cessation in service to its Internet customers. Further, such inappropriate or unauthorized use of the Internet could also potentially jeopardize the security of confidential information stored in the computer systems of NorhtStar customers and other parties connected to the Internet, which may deter potential customers and give rise to liability to users whose security or privacy has been violated. The security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and NorthStar's customer base and revenues in particular. A significant security breach could result in a loss of customers, damage to our reputation, direct damages, costs of repair and detection, and other expenses. In addition, the Company's revenues for any given period may be adversely affected by fraud or debt collection problems that it might experience. The occurrence of any of the foregoing events could have a material adverse effect NorthStar's business, results of operations and financial condition.

NORTHSTAR MAY BE HURT BY SYSTEM FAILURES. Our success is largely dependent upon our ability to deliver high speed, uninterrupted access to the Internet. Any system failure that causes interruptions in our operations could have a material adverse effect on us. We currently rely greatly upon out tier one Internet Network suppliers. Failures in these or any other telecommunications network on which we rely would result in customers receiving no or diminished access to the Internet.

NORTHSTAR COULD BE HELD LIABLE FOR INFORMATION DISSEMINATED OVER ITS NETWORK. The law relating to liability of ISPs for information and materials carried on or disseminated through their networks is not completely settled. The possibility that courts could impose liability for information or material carried on or disseminated through our network could require us to take measures to reduce its exposure to such liability. Such measures may require the Company to spend substantial resources or to discontinue certain product or service offerings. Any of these actions could have a material adverse effect on Company business, operating results and financial condition. Due to the increasing use of the Internet, it is possible that additional laws and regulations may be adopted, with respect to the Internet, covering issues such as user privacy, pricing, taxes, defamation, obscenity, intellectual property protection, consumer protection, technology export and other controls. Changes in the regulatory environment relating to the Internet services industry could have a material adverse effect on NorthStar's business, results of operation and financial condition.

NORTHSTAR IS SUBJECT TO INTELLECTUAL PROPERTY RISKS. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving, and the Company cannot be certain as to the future viability or value of any of its intellectual property rights or those of other companies within the industry. NorthStar cannot assure anyone that the steps it has taken to protect its intellectual property rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. Any such infringement or misappropriation, should it occur, could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, NorthStar cannot be certain that its business activities will not infringe the proprietary rights of others or that such other parties will not assert infringement claims against the Company. NorthStar anticipates that it may be subject to claims in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties due to the dissemination of NorthStar's content or the provision of access by its online services to content made available by third parties. Such claims and any resultant litigation, should it occur, could subject the Company to significant liability for damages and could result in invalidation of its property rights and, even if not meritorious, could be time-consuming and expensive to defend, and could result in the diversion of management time and attention, any of which could have a material adverse effect on NorthStar's business, results of operations and financial condition. The Company regards substantial elements of its products and services as proprietary and, as appropriately determined, NorthStar will attempt to protect them by relying on trademark, service mark, trade dress, copyright and trade secret laws and restrictions on disclosure and transfer of title. The Company also enters into confidentiality agreements with its employees, suppliers, distributors, consultants, vendors and customer and license agreements with third parties and generally seek to control access to and distribution of its technology, documentation and other proprietary information. NorthStar will continue to periodically examine possibility and need for the registration of its service marks, but it currently has no patents or applications for patents pending for its products or services. Effective service mark, copyright and trade secret protection may not be available.

THE COMPANY IS SUBJECT TO CERTAIN RISKS ASSOCIATED WITH THE YEAR 2000. The Year 2000 problem results from the fact that many existing computer programs and systems have used only two digits to identify the year in the date field. These programs were designed and developed without considering the impact of a change in the century designation. If not corrected, computer applications that use a two-digit format could fail or create erroneous results in any computer calculation or other process involving the Year 2000 or a later date. While NorthStar has conducted an extensive investigation of its systems and equipment and believes them to be Y2K compatible, the Company has identified two main areas of concern and potential risk for its systems:

    - Company's internal computer systems or embedded chips could be disrupted or fail; causing an interruption or decrease in productivity in Company operations; and
    - Computer systems or embedded chips of third parties including (without limitation) financial institutions, suppliers, vendors, landlords, customers, suppliers of communications services and others could be disrupted or fail, causing an interruption or decrease the Company's ability to continue its operations.

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish twenty-first century dates from twentieth century dates. To function properly, these date-code fields must distinguish twenty-first century dates form twentieth century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

The Company's future business depends on the successful operation of the Internet following the commencement of the year 2000. If the Internet is inaccessible for an appreciable period of time, or if customers and users are unable to access the Company's sites, its business and revenues could be materially adversely affected. The Company is also subject to external forces that might generally affect industry and commerce, such as telecommunications, utility or transportation company Year 2000 compliance failures, related service interruptions and the economic impact that such failures may have on the Company's customers and services.

Unlike other businesses, NorthStar does not have an installed base of legacy systems dating back many years. Nonetheless, in order to reduce the risks of the Year 2000 compliance problem, the Company has undertaken a two-phase process of analyzing the impact of the Year 2000 problem. First, it has completed an initial assessment of its primary internal systems and, based on such assessment and our knowledge of the specific software and systems, NorthStar currently believes that its systems are Year 2000 compliant in all material respects or can readily be brought into compliance with the application of corrective software modifications. In many cases, the Company expects these modifications to be provided by the vendors of the computer and software products NorthStar has installed. NorthStar has not incurred material costs to date in this informal phase of the assessment process, and currently does not believe that the cost of additional actions will have a material effect on its results of operations or financial condition.

Second, NorhtStar is in process of performing a further assessment of both its internal systems and the vendor-supplied items and services it employs to determine how the Year 2000 problem will effect all aspects of its operations. NorhtStar will complete this second phase of its assessment prior the Year 2000. This further assessment review includes the following NorhtStar systems:

    - Hardware systems, including servers and systems used for data storage;
    - Software systems, including applications, development tools and proprietary codes;
    - Infrastructure systems, including routers, hubs and networks;
    - Facility systems, including general building functions, security, HVAC and related operations; and
    - Systems of our business partners, including content providers and service providers.

NorthStar is conducting its further assessment of the Year 2000 compliance by gathering information on each aspect of its systems, reviewing each component or application for date usage, and examining date representations. As to NorthStar's systems, the results to date of this further assessment are consistent with the results of its informal assessment.

With respect to vendor-supplied items and services, NorthStar is conducting a review of product compliance information on such items and services available online, in vendor literature and through trade group information resources, contacting its vendors for compliance information, and maintaining documentation of assessments that have been performed by such vendors or outside sources. To date, NorthStar has assurances from its third party vendors that their products and services are Year 2000 compliant. Further, such vendors have received similar assurances regarding Year 2000 compliance from their vendors. Finally, NorthStar has already developed some contingency plans to cover possible failures of some third party supplier systems. However, the failure(s) of any vendor supplied systems could have an adverse affect on the Company's operations, and it may take some time for a conversion of the Company's systems in order to implement any contingency plans during which time the Company's systems may be inoperable.

As NorthStar completes its further assessment, it is creating a remediation and contingency plan for achieving Year 2000 compliance. The Company does not anticipate, however, undertaking an assessment of the Year 2000 compliance of the Internet or its underlying telecommunications infrastructure, and will therefore be unable to predict the impact of Year 2000 issues that might affect the broader Internet business community, including NorthStar.

Based on the completed initial assessment and progress on the further assessment, NorthStar currently believes that its internal systems are or can readily be made Year 2000 compliant in all material respects. However, it is possible that these current internal systems contain undetected errors or defects with Year 2000 functions. In addition, although the Company does not anticipate problems, vendor-supplied items and services could contain undetected errors or defects which, if not corrected, could result in serious unanticipated negative consequences, including significant downtime for one or more of NorthStar's Internet services or properties.

Although NorthStar is not aware of any operational issues or costs associated with preparing its internal systems for the Year 2000, and although it has not incurred material costs to date with respect to the Year 2000 compliance of these internal systems, the occurrence of any of the following events could materially and adversely affect NorthStar's business, results of operations and financial condition:

    - Errors and defects are detected after in the further assessment is completed;
    - Third-party equipment, software or content fails to operate properly with regard to the Year 2000; or
    - Company customers, web users and advertisers expend significant resources to correct their current systems for Year 2000 compliance, resulting in reduced funds available for sponsorship of Web services.

NORTHSTAR IS SUBJECT TO THE RISKS ASSOCIATED WITH RAPID INDUSTRY CHANGES. The Internet services industry in which the Company operates is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service, software and other product innovations. NorthStar cannot guarantee that it will be able to identify new service opportunities successfully, and develop and bring new products and services to market in a timely and cost-effective manner, or that products, software and services or technologies developed by others will not render the Company's products and services non-competitive or obsolete. In addition, NorthStar cannot provide any assurance that its product or service developments or enhancements will achieve or sustain market acceptance or be able to address effectively the compatibility and inter-operability issues raised by technological changes or new industry standards.

WORKING CAPITAL DEFICIENCY

Because the Company had limited revenues from January 1, 1999 until September 30, 1999, the Company has a working capital deficit. Until its operations grow and provide positive cash flow, the Company will require additional working capital.

DOING BUSINESS IN FOREIGN COUNTRIES

The Company may operate in underdeveloped or developing countries where the customs and business practices are different than those in the United States. The laws and regulations in these countries may either not be adequately enforced or may be changed without notice resulting in an interruption of our service or confiscation of our and/or our Local Partner's equipment. Furthermore, the judicial system in these countries may not provide the preventive or remedial protections necessary to adequately protect our interests.

RELIANCE ON EQUIPMENT

The Company's success depends on its ability to provide efficient and uninterrupted, high-quality services. The Company's systems and operations are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, physical or electronic break-ins, sabotage, intentional acts or vandalism and similar events that may or may not be beyond its control. The occurrence of any or all of these events could have a material adverse effect on the Company's business.

RELIANCE ON THIRD PARTIES

In each of the foreign countries where the Company may provide service, the Company will establish a contractual relationship with a Local Partner. This Local Partner shall be responsible for complying with local laws and regulation, obtaining the required licenses and permits, and maintaining and keeping the equipment and circuits operational in that country. To the extent that our Local Partner does not fulfill his contractual obligations, our business may be materially adversely affected.

The Company leases circuits from first-tier telecommunications carriers. If these carriers are unable to provide or expand their current levels of service to the Company, our operations could be materially adversely affected. Although leased lines are usually available from several alternative suppliers, there can be no assurance that the Company could obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. The Company may be subject to risks relating to potential disruptions in such telecommunications services. No assurance can be given that significant interruptions of telecommunications services to the Company will not occur in the future. Changes in tariffs, regulations, or polices by any of the Company's telecommunications providers may adversely affect our ability to offer our service on a commercially reasonable or profitable terms.

RELIANCE ON A SMALL NUMBER OF CUSTOMERS

The Company sells its services to a limited number of customers. The Company is currently negotiating with additional customers. Although the Company believes that there are a number of customers to which it can provide services to an expanding market, changing business conditions may adversely affect us if the Company loses or fails to attract a number of customers.

COMPETITION

The business of providing Internet connectivity services and solutions is highly competitive and there are no substantial barriers to entry. We believe that competition will intensify in the future and our ability to successfully compete depends on a number of factors, including: the capacity, reliability and security of the network with which we interconnect; the pricing structure of our services; expansion of the variety of products and services which we offer; our ability to adapt our products and services to new technological developments; our ability to build and maintain a larger sales force which is knowledgeable and effective; our ability to implement broad and effective distribution channels; and, principal market and economic trends. Current and prospective competitors include: national, regional and local ISPs; long distance and local telecommunications providers; cable television companies; Web site hosting providers and providers of other value added solutions and services. Many of our competitors have significantly greater market presence, established brand recognition, financial, technical and personnel resources. Major long distance companies currently offer Internet access services and major cable television companies and companies using wireless terrestrial and satellite-based technologies are expected to offer Internet connectivity and related services in the near future. Such competitors have the ability to bundle Internet connectivity with other services such as local and long distance telecommunications. This bundling could adversely affect our ability to compete and could result in a downward pressure on our prices that could adversely affect our business, financial condition and results of operations.

DEPENDENCE ON MANAGEMENT

The Company believes that its corporate infrastructure is sufficiently in place so that the loss of one or more key individuals in management or technical support will not adversely effect the Company's operations with long term negative implications.

LIMITED CAPITALIZATION AND OPERATING HISTORY

Because of its acquisition of certain assets of NorthStar Network, Inc. (Texas) in September, 1999, the Company has limited operating history and limited revenues. In addition to its limited operating history, the Company has limited capitalization. Investors should be aware that companies with limited capitalization and operating history have a high degree of risk.

POSSIBLE FLUCTUATIONS IN OPERATING RESULTS

The Company has a limited operating history. Although revenues and operating income increased rapidly in 1999, that growth rate may not be indicative of future growth rates. To the extent that the Company experiences any interruption in its ability to transmit communications for any reason, the results of operations for that quarter will be affected. For this reason, and in view of the Company's limited operating history, the Company believes that period-to-period comparisons of its past or future operating results may not be meaningful. Future results of operations may fluctuate significantly based upon numerous factors, including any foreign or domestic regulation or FCC ruling, pricing pressures which could lessen the competitive pricing advantage of our customers and reduce the traffic usage of its network, the Company's ability to penetrate new markets and increases in competition. There can be no assurances that the Company will be profitable on a quarter-to-quarter basis or at all.

FOREIGN CURRENCY

Due to the nature of the Company's potential foreign activities, portions of the Company's operating capital may at times be held in various foreign currencies. This subjects the Company to the risk of currency fluctuations and changes in rates of conversion for different currencies. Additionally, revenues generated in foreign countries in which the Company has or may acquire interests may be subject to governmental regulations which restrict the free convertibility of such funds, and all remittances of funds out of these countries might require the approval of the applicable government's exchange control agency.

FOREIGN TAXES AND UNITED STATES TAX CREDITS

The Company is currently considering opportunities outside the United States, the Company's foreign operations could become subject to the imposition of taxes by foreign governments upon the Company's income derived from such foreign jurisdictions. These taxes are of various types, with differing tax rates, and are subject to change. Generally, the Company's income from a foreign jurisdiction will be taxed in the same manner as that for other companies operating in the jurisdiction, but discriminatory taxation by a particular jurisdiction may occur.

The Company's income is also subject to taxation under the United States Internal Revenue Code of 1986, as amended (the "Code"). The Code provides that a taxpayer may obtain a tax credit for certain taxes paid to a foreign country or may take a deduction for such taxes. A tax credit is generally more favorable than a deduction. However, the particular tax circumstances create differing benefits in varying situations. The tax credit applicable to particular foreign income arises when such income is included in the Company's taxable income under the provisions of the Code. There are, however, substantial restrictions and limitations on the amount of the tax credit that can actually be claimed.

EMPLOYEES

The Company employs 32 people who serve the Company on a full time basis and 10 others as needed on a part-time basis. There are 8 full time administrative employees, 4 full time employees in product development, 9 full time technical employees, 5 full time sales and marketing employees, and 6 full time and 10 part time employees in the Company's customer service and technical support call center. There are no collective bargaining agreements in effect, and the Company believes the relations with its employees are good.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITON AND PLAN OF OPERATION

GENERAL DISCUSSION:

The Company gradually became less active and had limited operations during recent years, particularly with the fall of energy prices during 1998. The development of the Company's coal properties was not economically viable. The Company recognized the need to restructure its debts and liabilities in order to compete for potential acquisitions. On December 28, 1998 the shareholders approved a plan to convert existing debts to equity through the issuance of preferred stock. See additional disclosure in Financial Statements Note 3 (page F-9) and Note 5 (page F-10) and Item 4 of Part II.

On September 22, 1999 the Company consummated an Asset Purchase Agreement with The North Star Network, Inc., a private Texas corporation, for the acquisition of certain assets in order for the Company to begin operating as an Internet Service Provider. The Company issued 17,000,000 common shares for the purchase of these assets. See Note 1 (page F-7) of the Financial Statements and Item 1 "The Company" and "Industry Overview".

ASSETS & LIABILITIES:

As of December 31, 1997 and 1998 the Company did not have any assets as they had been previously written off and had a Stockholders Deficit of $5,598 on December 31, 1998 and $906,584 on December 31, 1997. However, subsequent to the end of the fiscal year ended December 31, 1998, the Company entered into an agreement with NorthStar Network, Inc. and on September 30, 1999, reported assets of $1,192,431. Of these assets $800,000 were Internet accounts, $387,186 in computer equipment and the balance was cash and accounts receivable.

The liabilities dramatically declined from $906,584 on December 31, 1997 to $5,598 for December 31, 1998. These liabilities were corporate notes and debts which were paid in full through the issuance of 90,658 shares preferred stock. See Notes 3 (page F-9) and 5 ( page F-10) of the Financial Statements and Item 4 of Part II for additional disclosure regarding the conversion of this debt to preferred stock.

INCOME AND EXPENSES:

No revenues of the Company were reported until the acquisition of the assets from The North Star Network, Inc. was recorded on September 22, 1999. The revenues of $14,625 were from Internet services provided from September 22, 1999 to September 30, 1999. General and administrative expenses incurred during this period was $12,198 yielding a pretax unaudited profit of $2,427. See Statement of Operations on page F4 of the Financial Statements

NET INCOME:

The Company reported an audited loss of $5,598 for the year ended December 31, 1998. The Company had an unaudited profit of $2,427 for the nine months ended September 30, 1999. These profits were small, representing less than one cent per share in earnings per share; however these profits were generated from September 22 to September 30, 1999. The Company has 20,194,150 shares issued and outstanding for the nine months ended September 30, 1999 and 3,194,150 for the years ended December 31, 1997 and 1998. For additional information on the calculation of per share data see Note 1 of the Financial Statements on page F-8.

PLAN OF OPERATION:

NorthStar offers a variety of Internet services including connectivity, electronic mail services, electronic commerce services, Web hosting and Web site design. The Company intends to develop a broader range of value added solutions and services independently, through acquisitions and through strategic relationships with providers. NorthStar offers both analog and ISDN dial-up Internet access at speeds up to128 Kilobytes per second ("Kbps"). The Company provide this access at local telephone rates by means of approximately 1800 POPs in the AT&T Network, Megapop Network, and others which are located throughout the United States and part of Canada. NorthStar also offers frame relay dedicated connectivity at speeds up to 56 Kbps. The Company's services accommodate connectivity requirements of Internet users ranging from the single user with a computer in his or her home to work groups and businesses with multiple users. NorthStar creates clear, concise and attractive Web sites that convey its customers' marketing messages. NorthStar provides Domain Name registration, place Website information in search engines, issue electronic press releases and track the detailed use of each site. The Company also offers co-linking of non-competing Websites, banner advertisements on Web sites and links to cyber malls, associations and groups. NorthStar's services permit hosting of multiple Web sites on a single server. The Company offers a series of shared server hosting plans that allow our customers to establish a sophisticated presence on the Internet, utilizing our equipment and expertise to deploy an effective Web site. Our Web hosting products include shared UNIX and NT offerings as well as dedicated services.

RECENT ACCOUNTING PRONOUNCEMENTS:

See Note 6 to the Financial Statements on pages F-10 and F11.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS:

Where this Form 10-SB includes "forward-looking" statements within the meaning of Section 27A of the Securities Act, the Company desires to take advantage of the "safe harbor" provisions thereof. Therefore, the Company is including this statement for the express purpose of availing itself of the protections of such safe harbor provisions with respect to all of such forward-looking statements. The forward-looking statements in this Form 10-SB reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from those anticipated. In this Form 10-SB, the words "anticipates," "believes, "expects," "intends," "future" and similar expressions identify forward- looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that may arise after the date hereof. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

YEAR 2000:

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue. The "Year 2000" problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company believes that all of its software and equipment are "Year 2000" compliant and that this problem will have no affect on the Company's internal operations. Should companies with which the Company does business suffer significant problems within their systems, an adverse impact could be incurred by the Company. However, the Company has no way of anticipating or controlling such failure on the part of its customers. For further information and expanded discussion, see Part I, Item 1, under the "RISK FACTORS" section, "The Company is subject to certain risks associated with the Year 2000.", on pages 9 and 10.

ITEM 3. DESCRIPTION OF ASSETS

The Company's assets consist of hardware and software utilized in its function as an Internet service provider; client base, contracts with suppliers and accounts receivable, all of which are more fully described in Item 1 "The Company" and also in the financial statements and its accompanying notes as to cost and value as of September 30, 1999.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the common stock of the Company as of September 30, 1999 by each of the Company's officers and directors, each person who is known by the Company to own beneficially more than 5% of the outstanding common stock and all officers and directors of the Company as a group. The title of class is common stock, no par value.

                                                             # of Shares
              Name and                                      Beneficially           Percent of
        Address of Stockholder                                  Owned                 Class
        ----------------------                              -------------          ----------
      Guiseppe Brownell                                           -0-                     0%
      533 Purdue Street
      Lewisville,  Texas 75067

      Timothy J. Buzzelli                                         -0-                     0%
      3806 Lariat Road
      Denton, Texas  76207

      Randall Glen McClanahan                                     -0-                     0%
      18308 Summerfield Drive
      Dallas, Texas  75287

      William R. Miertschin                                    25,000                 0.124%
      7738 Forest Lane, #102
      Dallas, Texas  75230

      Daniel P. Sulzinger                                         -0-                     0%
      775 East Merritt Island Causeway, #110
      Merritt Island, FL  32952

      Robert R. Vaughan                                        10,000                 0.050%
      16815 Davenport Court
      Dallas, Texas  75248

      All officers and directors as a group                    35,000                 0.174%


Note: The stockholders identified in this table have sole voting and investment power with respect to the shares beneficially owned by them.

The owners have no rights to acquire additional shares through options, warrants, rights, or conversion privileges within the next sixty days. However, a compensation package for officers and directors is to be developed and implemented by the Board of Directors during the first quarter of 2000.

Pursuant to the terms of the Asset Purchase Agreement with The North Star Network, Inc. (a private Texas corporation) consideration of 17,000,000 common shares of the Company's stock are to be issued pending receipt of instructions for issuance from The North Star Network, Inc. These shares are considered issued and outstanding and represent 84.183 percent of the issued and outstanding shares of the Company's common stock representing change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS - The Board of Directors of the Company presently consists of six members. Each director is elected at the annual meeting of shareholders to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. The following table sets forth information concerning the persons currently serving as directors of the Company.

                                                                                        Date First
                                                    Position With                       Elected
                Name                 Age            the Company                         as Director
                ----                 ---            -------------                       -----------
          Guiseppe Brownell           29             Director                           1999

          Timothy J. Buzzelli         38             Director & President               1999

          Randall Glen McClanahan     38             Director                           1999

          William R. Miertschin       52             Director                           1998

          Daniel P. Sulzinger         44             Director                           1999

          Robert R. Vaughan           61             Director & Secretary/Treasurer     1999

EXECUTIVE OFFICERS - Unless otherwise specified by the Board, all executive officers are elected for a term of one year, commencing with the date of the first meeting of the Board following the annual meeting of shareholders, and serve until their successors are elected or appointed and qualified, or until their respective death, resignation, removal or disqualification. All of the Company's officers are executive officers. The following table sets forth certain information with respect to the persons currently serving as executive officers of the Company.

                                                                                        Date First
                                                    Position With                       Elected
                Name                 Age            the Company                         as Director
                ----                 ---            -------------                       -----------
          Timothy J. Buzzelli         38             President and Director                 1999

          Robert R. Vaughan           61             Secretary & Treasurer                  1999
                                                     and Director

There are no family relationships between any of the officers or directors of the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Subject to the provisions of the Company Act, the directors shall cause the Company to indemnify a director or former director of the Company and the directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a member and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

Subject to the provisions of the Company Act, the directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a member (notwithstanding that he is also a director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the secretary by the Company Act or these Articles and each such secretary and assistant secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

RESUME OF DIRECTORS AND EXECUTIVE OFFICERS

The following are resumes of the directors and executive officers of the Company. It is expected that these persons will serve in these offices until the next annual meeting or until their successors are elected and qualified.

GUISEPPE BROWNELL, Director, age 29, is an entrepreneur with several business ventures, including Guiseppe's Italian Restaurant in Denton, Texas where he has been an influential member of the business leadership of Denton County for many years. He is an active participant in numerous civic and church groups in helping to develop strategic planning for the city and surrounding communities.

TIMOTHY J. BUZZELLI, President and Director, age 38, holds a BS degree in Accounting from Northwestern State University. He is a CPA and was the founder of Buzzelli & Company, CPA's. In addition to being an active CPA, Tim has over sixteen years of direct business management experience. As an entrepreneur, he has spent well over half of his professional life in the development of startup companies. He was Treasurer and Controller of Nokita Mobile Phones prior to founding One Source, Inc., which he served as President and CEO until One Source was acquired by NorthStar Network, Inc. Tim and his wife Chris have three school age daughters.

RANDAL GLEN MCCLANAHAN, Director, age 38, received his Bachelor of Science Degree in Business Administration from the University of Arkansas in 1984. He moved to Dallas in 1985 and , following a brief stint in the family business, entered the real estate mortgage business in 1986 where he became Vice President of Accu Mortgage, Inc. Randal is currently President and CEO of First Approval Mortgage, Inc. which he founded in 1998 and which he has taken from start-up to currently funding more than three million dollars in mortgages each month on its way to becoming a large mortgage funding source for the North Dallas/Plano region. He helps teach a continuing education course, in Dallas, designed to assist first time home buyers with home purchasing/financing processes and procedures.

WILLIAM R. MIERTSCHIN, Director, age 52, is an oil and gas consultant with offices in Dallas, Texas. He is a 1972 graduate of The University of Texas at Austin with a BA in Mathematics. He completed additional courses in petroleum engineering at the University of Texas of the Permian Basin in 1978. He began his oil and gas career in 1975 as an Engineer with the Baroid Division of NL Industries of Odessa, Texas. From 1977 to 1979, Miertschin was Drilling Supervisor for Gulf Oil Exploration and Production, being the first trainee to complete Gulf Oil's drilling and production engineering training program. Thereafter, he was employed with Mesa Petroleum (1979-1985) as Corporate Supervisor of Regulatory and Safety in Amarillo, Texas, and as Drilling Supervisor and Senior Drilling Engineer in Midland and Amarillo, Texas, managing Mesa's corporate drilling and completion operations for all of the Permian Basin Division, Texas Panhandle and Kansas. In 1986 he graduated from the Leadership Amarillo Program of the Amarillo Chamber of Commerce. A member of the Society of Petroleum Engineers, Miertschin has served as an expert witness before the Kansas Corporation Commission (KCC) and the New Mexico Oil Conservation Commission (NMOCC) on regulatory affairs, drilling and completion, and analysis of potential production purchases. He served on the Oil and Gas Advisory Committee to KCC to revise statewide rules in Kansas. Miertschin has been active in the oil and gas industry as an investor and operator, and in private practice as a consultant in the Dallas-Fort Worth area, for the last twelve (12) years.

DANIEL P. SULZINGER, Director, age 44, the past fifteen years, Mr. Sulzinger has served as Vice President of Operations, Senior Partner and Managing Partner of OTJ Management Group LLP, an International high -tech consulting firm, He has more than twenty-nine years experience in business operations, business consulting, manufacturing, business re-engineering, sourcing, logistics, and supply chain management, both domestically and world-wide. Dan is a recognized expert in Global Logistics having led many multi-national companies through the strategic planning process of defining and implementing cost effective solutions. Mr. Sulzinger has held positions as Group Vice President of Operations, Vice President of Manufacturing, and Vice President of Materials for a variety of multi-national companies. He has a BSEE degree from the University of Maryland.

ROBERT VAUGHAN, Secretary/Treasurer and Director, age 61, is a highly decorated retired military officer who is now an award-winning novelist. His military career included three tours in Vietnam where he was awarded the Distinguished Flying Cross, the Air Medal with the V for Valor, The Bronze Star, the Distinguished Service Medal and the Purple Heart. He was a helicopter pilot, and a maintenance and supply officer. His books include The Power and the Pride, which won the 1978 PORGIE Award for Best Paperback Original and The Valkyrie Mandate, which was a nominee for the 1973 Pulitzer Prize. He has managed the successful political campaign for a United States Congressman, worked as a television news writer, as a talk show producer and as a talk show host. He has also authored and produced several industrial training films and VTR's. A newspaper he owned was sold to the Thompson Newspaper Chain in

1977. Since 1977, Mr. Vaughan has focused on his writings and lecturing. The author of more than three hundred books, including The American Chronicles, the twelve book series novelizing the twentieth century in the United States, Mr. Vaughan has in recent years expanded his writings to screenplays for movies and television. In 1996 he moved from his native Sikeston, Missouri to Dallas, Texas where he resides with his wife, Ruthie.

ITEM 6.  EXECUTIVE COMPENSATION

The Company did not pay any compensation in either cash or stock in 1999 to its officers and directors. It is anticipated that there will be no compensation paid for remainder of 1999. However, by year end the board will adopt a compensation plan for officers and directors for the year 2000.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Over the past several years the Company had limited activity. On December 28, 1998, the shareholders approved the issuance of preferred stock to convert the Company's debts to equity. The largest debt holder and therefore the largest recipient was David R. Kane, Former President and Chairman of the Board of the Company. Mr. Kane's debt was comprised of deferred unpaid compensation and cash advances that Mr. Kane made to the Company. Mr. Kane's debt totaled $240,000 for which Mr. Kane received 24,000 preferred shares. See Item 4 "Recent Sales of Unregistered Securities". The elimination of debt positioned the Company for acquisition opportunities.

The Company entered into an asset purchase agreement with The North Star Network, Inc. (a privately held Texas corporation) for the issuance of 17,000,000 common shares for certain assets. There were no related parties involved in this transaction.

ITEM 8.   DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 99,000,000 shares of common stock and 1,000,000 shares of preferred stock. Currently there are 20,194,150 shares of common stock issued and outstanding, and 90,658 shares of preferred stock issued and outstanding.

Dividend Rights and Policy - The holders of the Company's shares are entitled to share equally, share for share, in such dividends as might be approved by the Board of Directors. The Company does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain earnings to provide funds for its operations. Future dividend policy will be determined by the Board of Directors.

Voting Rights - Holders of the Company's common stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Cumulative voting rights are not available to the shareholders.

Assessment and Redemption - All Company shares issued will be legally issued, fully paid and non-assessable.

Preemptive Rights - Holders of the Company's shares have no preemptive rights.

Liquidation Rights - Upon liquidation, dissolution or winding up of the Company, the beneficial owners of the shares would be entitled to a pro rata share of the assets of the Company.

Preferred Shares - To date, 90,658 shares of preferred stock have been issued. The Company has reserved the right for the Board of Directors to designate preferred shares in one or more classes or series, and to create, define and attach special rights and restrictions to the preferred shares of each series. Any such series or classes of preferred stock designated by the Board in the future may effect the rights of the holders of the common stock.

                                    PART II


ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock trades on the OTCBB under the symbol NSNW. Prior to trading as NSNW, the Company traded as GBLP. The following table sets forth the prices as reported to the Company by the OTCBB for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

         YEAR ENDED DECEMBER 31, 1997                     Bid Prices
                                                          ----------
                                                      High        Low
                                                      ----        ---
                  First Quarter                       $0.843      $0.186
                  Second Quarter                      $0.468      $0.150
                  Third Quarter                       $0.360      $0.093
                  Fourth Quarter                      $0.360      $0.093

         YEAR ENDED DECEMBER 31, 1998                     Bid Prices
                                                          ----------
                                                      High        Low
                                                      ----        ---
                  First Quarter                       $0.330      $0.030
                  Second Quarter                      $0.210      $0.030
                  Third Quarter                       $0.210      $0.030
                  Fourth Quarter                      $0.120      $0.030

         NINE MONTHS ENDED SEPTEMBER 30, 1999             Bid Prices
                                                          ----------
                                                      High        Low
                                                      ----        ---
                  First Quarter                       $0.270      $0.030
                  Second Quarter                      $0.060      $0.060
                  Third Quarter                       $0.270      $0.060

         The stock closed at $1.625 on November 26, 1999.

As of September 30, 1999, there were approximately 1,542 holders of record of the Company's common stock plus any street name accounts.

The Company did not pay dividends on its common stock in 1997 or 1998 and it does not anticipate paying any dividends thereon in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS

As of September 30, 1999, there were no legal proceedings to which the Company was a party, and no legal litigation is known to be pending.

On October 22, 1996, the Arkansas Securities Department undertook a formal investigation of Global Productions Inc. The complaint issued on that date concerned the issuance of corporate promissory notes in 1993 and 1994 by certain members of the previous management of the Company. The former president of Global had been relieved of his duties in November 1994 for, among other actions, issuing corporate notes without board approval. On May 9, 1997, the case was closed with the issuance of a cease and desist order by the Arkansas Securities Department against Ben R. Bush Jr., Robert Womack (an employee of Mr. Bush) and the Company. This order prevents the Company from selling any unregistered securities in the state of Arkansas and no other action was taken against the Company. The Company caused the issuance of preferred stock to settle the above mentioned debts and is further disclosed in Item 4.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There are no disagreements between the Company and its auditor, Jackson & Rhodes P.C., regarding accounting and/or financial disclosure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

The Company has not had any sales of its unregistered securities for its common stock during the past two years, however, during December,1998, the company did issue 90,658 shares of its preferred stock to eliminate certain debts of the Company. The following is a list of the debtors that converted their debt to a preferred shares position:

     Debtor's Name                    Amount of Debt        Number of Preferred Shares
     -------------                    --------------        --------------------------
     David R. Kane                     240,000                         24,000
     Gatlin Enterprises                 92,000                          9,200
     Sherry  Rozell                     78,750                          7,875
     Margie Frippen                     62,000                          6,200
     R.F. and Mayne Griffin             66,000                          6,600
     Cecil Thompson                     87,131                          8,713
     Jim Harris                         60,000                          6,000
     David Jernigan                     57,500                          5,750
     David Osterblad                    25,000                          2,500
     Robert Brito                       25,000                          2,500
     Harold Momany                      20,000                          2,000
     Betty Colcomp                      20,000                          2,000
     Gary Clark                         12,000                          1,200
     Beatrice Brown                     10,000                          1,000
     David Smith Farms                  10,000                          1,000
     Paul Minton                        10,000                          1,000
     Louise Rose (Wagnor)                9,000                            900
     Terri Thompson                      5,000                            500
     Sharon Thompson                     5,000                            500
     Frank Watkins                       5,000                            500
     Cletus Thacher, Jr.                 5,000                            500
     Raynor T. Smith                     2,000                            200
     Tanner Womack                         200                             20

ITEM 5.  INDEX OF EXHIBITS

     3.1. Articles of Incorporation
     3.2. Amendment to Articles to change name and capital structure - July 1988
     3.3. Amendment to Articles to change capital structure - January 22, 1991
     3.4. Amendment to Articles to change name - August 4, 1999
     3.5. By-Laws
    10.1. Asset Purchase Agreement
    27.1. Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NORTHSTAR NETWORK, INC.



Date:   November 29, 1999               /s/ TIMOTHY J. BUZZELLI
                                        -------------------------------------
                                        Timothy J. Buzzelli, President and
                                        Director


                                        /s/ ROBERT R. VAUGHAN
                                        -------------------------------------
Date:   November 29, 1999               Robert VAUGHAN, Secretary and Director




PART F/S

The financial statements information for NorthStar Network, Inc. is set forth in the following:

          Report of Independent Certified Public Accountants
          Balance Sheet
          Statement of Operations
          Statement of Changes in Stockholders' Equity
          Statement of Cash Flows
          Notes to Financial Statements

                             NORTHSTAR NETWORK, INC.

                          INDEX TO FINANCIAL STATEMENTS


                                                                             Page
                                                                             ----
Independent Auditors' Report for December 31, 1998 and 1997................  F-2

Balance Sheets at September 30, 1999 (Unaudited)
     and December 31, 1998 and 1997........................................  F-3

Statements of Operations for the Nine Months Ended
     September 30, 1999 and 1998 (Unaudited) and for the Years Ended
     December 31, 1998 and 1997............................................  F-4

Statements of Changes in Stockholders' Equity (Deficit)
     for the Nine Months Ended September 30, 1999 and 1998 (Unaudited)
     and the Years Ended December 31, 1998 and 1997........................  F-5

Statements of Cash Flows for the Nine Months Ended
     September 30, 1999 and 1998 (Unaudited) and the Years Ended
     December 31, 1998 and 1997............................................  F-6

Notes to Financial Statements..............................................  F-7

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
NorthStar Network, Inc.


We have audited the accompanying balance sheets of NorthStar Network, Inc. as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Network, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        Jackson & Rhodes P.C.


Dallas, Texas
November 10, 1999

                             NORTHSTAR NETWORK, INC.
                                 BALANCE SHEETS


                                     ASSETS

                                                                 September 30,   December 31,   December 31,
                                                                     1999           1998           1997
                                                                 -------------   ------------   ------------
                                                                  (Unaudited)
Current assets:
     Cash                                                         $     2,529    $      --      $      --
     Accounts receivable                                                2,716           --             --
                                                                  -----------    -----------    -----------
                                                                        5,245           --             --

Furniture and equipment:
     Computer equipment                                               387,186           --             --

Other assets:
     Internet accounts                                                800,000           --             --
                                                                  -----------    -----------    -----------
                                                                  $ 1,192,431    $      --      $      --
                                                                  ===========    ===========    ===========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities (Note 5):
     Notes payable (Note 3)                                       $      --      $      --      $   160,000
     Accrued interest                                                    --             --           91,753
     Accounts payable                                                   5,598          5,598        354,831
     Due to shareholder                                                  --             --          300,000
                                                                  -----------    -----------    -----------
           Total current liabilities                                    5,598          5,598        906,584
Commitments and contingencies (Note 6)                                   --             --             --

Stockholders' equity (deficit):
     Preferred stock, $10 par value, 100,000 shares authorized,
        90,658 issued and outstanding                                 906,584        906,584           --
     Common stock, no par value, 99,000,000 shares authorized,
        20,194,150, 3,194,150 and 3,194,150 shares
        issued and outstanding                                      6,474,331      5,284,327      5,284,327
     Accumulated deficit                                           (6,194,082)    (6,196,509)    (6,190,911)
     Accumulated other comprehensive income                              --             --             --
                                                                  -----------    -----------    -----------
        Total stockholders' equity (deficit)                        1,186,833         (5,598)      (906,584)
                                                                  -----------    -----------    -----------
                                                                  $ 1,192,431    $      --      $      --
                                                                  ===========    ===========    ===========


                 See accompanying notes to financial statements.

                             NORTHSTAR NETWORK, INC.
                            STATEMENTS OF OPERATIONS


                                                    Nine Months Ended            Years Ended
                                                      September 30,              December 31,
                                                   1999          1998         1998          1997
                                                ----------    ----------   ----------    ----------
                                                (Unaudited)   (Unaudited)
Revenues                                        $   14,625    $     --     $     --      $     --

Expenses:
      General and administrative                    12,198          --          5,598          --
                                                ----------    ----------   ----------    ----------
              Net income (loss)                      2,427          --         (5,598)         --
Dividends on preferred stock                       (40,796)      (40,796)     (54,395)         --
                                                ----------    ----------   ----------    ----------

          Net loss applicable to common stock   $  (38,369)   $  (40,796)  $  (59,993)   $     --
                                                ==========    ==========   ==========    ==========

Net loss per common share                       $    (0.01)   $    (0.01)  $    (0.02)   $     0.00
                                                ==========    ==========   ==========    ==========

Weighted average common shares outstanding       4,728,133     3,194,150    3,194,150     3,194,150
                                                ==========    ==========   ==========    ==========


                 See accompanying notes to financial statements.

                             NORTHSTAR NETWORK, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
 FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999 (UNAUDITED), THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1997


                                            Preferred Stock              Common Stock          Accumulated
                                          Shares       Amount         Shares       Amount        Deficit         Total
                                       -----------   -----------   -----------   -----------   -----------    -----------
Balance, December 31, 1996                    --     $      --       3,194,150   $ 5,284,327   $(6,190,911)   $  (906,584)

Net loss                                      --            --            --            --            --             --
                                       -----------   -----------   -----------   -----------   -----------    -----------
Balance, December 31, 1997                    --            --       3,194,150     5,284,327    (6,190,911)      (906,584)
Issuance of preferred stock for debt        90,658       906,584          --            --            --          906,584
Net loss                                      --            --            --            --          (5,598)        (5,598)
                                       -----------   -----------   -----------   -----------   -----------    -----------
                                                                                 -----------   -----------    -----------
Balance, December 31, 1998                  90,658       906,584     3,194,150     5,284,327    (6,196,509)        (5,598)
Issuance of common stock                      --            --      17,000,000     1,190,004          --        1,190,004
Net income                                    --            --            --            --           2,427          2,427
                                       -----------   -----------   -----------   -----------   -----------    -----------
Balance, September 30, 1999
   (Unaudited)                              90,658   $   906,584    20,194,150   $ 6,474,331   $(6,194,082)   $ 1,186,833
                                       ===========   ===========   ===========   ===========   ===========    ===========


                 See accompanying notes to financial statements.

                             NORTHSTAR NETWORK, INC.
                            STATEMENTS OF CASH FLOWS




                                                                  Nine Months Ended            Year Ended
                                                                     September 30,            December 31,
                                                                   1999         1998        1998         1997
                                                                 -------      -------     -------      -------
                                                               (Unaudited)  (Unaudited)
Net income (loss)                                                $ 2,427      $  --       $(5,598)     $  --
Adjustments to reconcile net loss to net
  cash used in operating activities:
    Changes in assets and liabilities:
       Accounts payable                                             --           --         5,598         --
       Accounts receivable                                        (2,716)        --          --           --
                                                                 -------      -------     -------      -------
         Net cash provided by (used in) operating activities        (289)        --          --           --
                                                                 -------      -------     -------      -------

Cash flows from investing activities:
    Cash acquired in NSNW acquisition                              2,818         --          --           --
                                                                 -------      -------     -------      -------

Net increase in cash                                               2,529         --          --           --

Cash at beginning of period                                         --           --          --           --
                                                                 -------      -------     -------      -------

Cash at end of period                                            $ 2,529      $  --       $  --        $  --
                                                                 =======      =======     =======      =======

Non-cash transactions:
    The Company issued preferred stock to settle debt of $906,584 during 1998.


                 See accompanying notes to financial statements.

                             NORTHSTAR NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
        NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Description of Business

       NorthStar Network, Inc. ("NSNW" or the "Company") is a Washington corporation located in Dallas, Texas. The Company changed its name in August 1999 from Global Productions, Inc. ("GPI"). The Company's principal business operations, in prior years, have included the ownership and development of commercial real estate located in Branson, Missouri and the investment in a coal mine in Arkansas.

       On September 22, 1999, the Company acquired certain assets, including computer hardware and software and internet accounts from an internet service provider ("ISP"), NorthStar Network, Inc. (TX) ("NSN") for 17,000,000 shares of the Company's common stock. The Company considers that it purchased assets only and not a business; therefore, no pro forma operating information is available. With this purchase, the Company began operating as an ISP and various ancillary activities thereto, including website development, computer sales, advertising and promotion and e-commerce. The Company has valued the purchase at $.07 per common share, the price the Company's shares were trading on the over-the-counter market at the time, less a 20% discount for the restricted nature of the shares (Rule 144) and the thin market at the time.

       Basis of Presentation

       The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

       Management intends to file a Form 10 with the Securities and Exchange Commission ("SEC") in the fourth quarter of 1999, in order to become a "fully reporting" company. The Company plans to complete the divestiture of its mineral resource holdings in December 1999 in an equity exchange wherein the Company will transfer ownership of the properties to a private corporation in exchange for assumption and relief of the obligation represented by the Company's outstanding preferred stock with the balance of the equity taken by the Company in common stock of the private corporation.

                             NORTHSTAR NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Basis of Presentation (Continued)

       The Company intends to take steps to enhance and expand its technology business through growth and acquisitions and expects to conclude much of its initial expansion activity during the fourth quarter of 1999 with the belief that its audited financial statements for the period ended December 31, 1999 will accurately reflect both the financial status and operational aspects of the Company.

       Use of Estimates and Assumptions

       Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

       Cash and Cash Equivalents

       The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

       Income Taxes

       The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the use of the asset and liability method of computing deferred income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

       Basic Earnings (Loss) Per Share and Reverse Split

       In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 provides a different method of calculating earnings per share than was formerly used in APB Opinion 15. SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to

                             NORTHSTAR NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Basic Earnings (Loss) Per Share and Reverse Split (Continued)

       common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. Because the Company has no potential dilutive securities, the accompanying presentation is only of basic loss per share. All share and per share information in the accompanying financial statements has been retroactively adjusted to reflect the effects of a 1-for-3 reverse split of the Company's common shares in August 1999.

2.     INCOME TAXES

       At December 31, 1998, the Company has net operating loss carryforwards of approximately $580,000 for both financial statement and tax reporting purposes. Unused operating loss carryforwards may provide future tax benefits, although there can be no assurance that these net operating losses can be recognized in the future. These losses may be used to offset future taxable income, subject to the provisions of Internal Revenue Code Section 382, and if not fully utilized, expire starting in 2005 through 2008.

       The Company has deferred tax assets amounting to approximately $195,000, $195,000 and $190,000 at September 30, 1999, and December 31, 1998 and
       1997, respectively, related to the net operating loss carryovers. The realization of the benefits from these deferred tax assets appears uncertain due to recurring losses. Accordingly, a valuation allowance has been recorded which offsets the deferred tax assets at the end of each period.

3.     NOTES PAYABLE

       Notes payable consists of 10% notes payable to individuals which matured in 1994 and remained unpaid until converted to preferred stock in 1998 (Note 5).

4.     COMMITMENTS AND CONTINGENCIES

       Fair Value of Financial Instruments

       The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies.

                             NORTHSTAR NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS


4.     COMMITMENTS AND CONTINGENCIES (CONTINUED)

       Fair Value of Financial Instruments (Continued)

       The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents and notes and accounts payable approximate carrying value due to the short-term maturity of the instruments.

       Uncertainty Due to the Year 2000 Issue

       The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed.

       In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could impact the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company will be fully resolved.

5.     STOCKHOLDERS' EQUITY

       In December 1998, the Company issued 90,658 preferred shares to convert certain liabilities of the Company:

                 Notes payable (Note 3)               $160,000
                 Accrued interest                       91,753
                 Accounts payable                      354,831
                 Accounts payable to shareholders      300,000
                                                      --------

                                                      $906,584
                                                      ========

       The shares were valued at their $10 par value. The preferred shares carry a 6% annual dividend rate. Unpaid dividends amounted to $95,191 and $54,395 at September 30, 1999 and December 31, 1998, respectively.

                             NORTHSTAR NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS


6.     NEW ACCOUNTING PRONOUNCEMENTS

       SFAS 129

       Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("SFAS 129"), effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. SFAS 129 requires disclosure of the pertinent rights and privileges of various securities outstanding (stock, options, warrants, preferred stock, debt and participating rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of SFAS 129 has had no effect on the Company as it currently discloses the information specified.

       SFAS 130

       In June 1997, the Financial Accounting Standards Board issued two new disclosure standards. Results of operations and financial position are unaffected by implementation of these new standar Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The pronouncement has had no effect on the Company's financial statements.

       SFAS 131

       SFAS 131, "Disclosure About Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This accounting pronouncement has had no effect on the Company's financial statements for the periods presented.

                             NORTHSTAR NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS


6.     NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)

       SFAS 132

       Statement of Financial Accounting Standards (SFAS) 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," revises standards for disclosures regarding pensions and other postretirement benefits. It also requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. This statement does not change the measurement or recognition of the pension and other postretirement plans. The financial statements are unaffected by implementation of this new standard.

                               INDEX OF EXHIBITS

   EXHIBIT
   NUMBER   DESCRIPTION
   ------   -----------
     3.1    Articles of Incorporation

     3.2    Amendment to Articles to change name and capital structure -
            July 1988

     3.3    Amendment to Articles to change capital structure - January 22, 1991

     3.4    Amendment to Articles to change name - August 4, 1999

     3.5    By-Laws

    10.1    Asset Purchase Agreement

    27.1    Financial Data Schedule